1933 ACT FILE NO.:
                                                  1940 ACT FILE NO.: 811-22337
                                                  CIK NO.:

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2


A. Exact name of trust:      Millington Unit Investment Trusts, Series 2

B. Name of depositor:        MILLINGTON SECURITIES, INC.

C. Complete address of depositor's principal executive offices:

                              222 South Mill Street
                           Naperville, Illinois 60540

D. Name and complete address of agent for service:

                                                      WITH A COPY TO:

    CHARLES G. MILLINGTON, PRESIDENT                  MORRISON WARREN
       Millington Securities, Inc.                Chapman and Cutler LLP
          222 South Mill Street                      111 W. Monroe St.
       Naperville, Illinois 60540              Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F. Approximate date of proposed public offering:

   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on _______, 2009 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


      Preliminary Prospectus Dated October __, 2009, Subject to Completion

                  Millington Unit Investment Trusts, Series 2

              The AmericaFirst Absolute Return Portfolio, Series 3

Millington Securities, INC.                      AmericaFirst Capital Management

                         Prospectus Dated ______, 2009

   A portfolio of securities selected by Millington Securities, Inc. with the assistance of AmericaFirst Capital Management.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE AMERICAFIRST ABSOLUTE RETURN PORTFOLIO, SERIES 3

OVERVIEW

          Millington Unit Investment Trusts, Series 2, is a unit investment trust that consists of the America First Absolute Returns Portfolio, Series 3 (the "trust"). Millington Securities, Inc. ("Millington" or the "sponsor") serves as the sponsor of the trust.

INVESTMENT OBJECTIVE

          The trust seeks to provide capital appreciation, with a focus on producing positive returns regardless of the direction of financial markets.

PRINCIPAL INVESTMENT STRATEGY

          The trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The trust may include foreign and domestic common stocks, preferred securities, mutual funds, closed-end funds and other exchange-traded instruments. The trust strategy was developed by AmericaFirst Capital Management, LLC.

          For a more detailed description of the investment strategy, see "Investment Strategy" on page ___ of the prospectus.

AMERICAFIRST CAPITAL MANAGEMENT

          AmericaFirst Capital Management, LLC is a privately-held investment company offering quantitative investment solutions for financial advisors and clients. AmericaFirst is headquartered in Roseville, California with sales offices in Chicago, New York, Maine and Texas.

FUTURE TRUSTS

          The sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately ______ after the inception date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of these trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

ESSENTIAL INFORMATION
Unit price at inception                     $10.0000
Inception date                             ____, 2009
Termination date                           ____, 2010
Distribution dates                10th day of each month
                                 (commencing ____, 2009)
Record dates                      25th day of each month
                                 (commencing ____, 2009)

CUSIP Numbers
Standard Accounts
          Cash distributions
          Reinvest distributions
Fee Based Accounts
          Cash distributions
          Reinvest distributions
Minimum investment                     $1,000/100 units

PORTFOLIO DIVERSIFICATION


PRINCIPAL RISKS

          As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

          Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          The value of your units will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

          An insurer or an issuer of the securities may be unwilling or unable to make principal payments and/or to declare dividends in the future, may call a security before its stated maturity or may reduce the level of dividends declared. This may result in a reduction in the value of your units.

          The financial condition of an issuer or an insurer of the securities may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

          Certain of the securities held by the trust may be rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by both Moody's and Standard & Poor's.

          The trust may invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

The trust may invest in securities that are not rated by one or more of the rating agencies.
As a result, it may be difficult to assess the credit quality of such securities.

          The trust may invest in U.S.-listed foreign securities. The trust's potential investment in U.S.-listed foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

          The sponsor does not actively manage the portfolio. The value of your investment may fall over time. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

Inflation may lead to a decrease in the value of assets or income from investments.

          The trust invests in shares of open-end funds, closed-end funds and Exchange Traded Portfolios. Shares of closed-end funds and Exchange Traded Portfolios tend to trade at a discount from their net asset value. Shares of all of these funds are subject to risks related to factors such as the manager's ability to achieve a fund's objective and market conditions affecting a fund's investments. The trust and the underlying funds have management and operating expenses. Exchange Traded Portfolios generally sell and redeem shares in large blocks, often known as creation units, however, the sponsor does not purchase, sell or redeem Exchange Traded Portfolio shares in this manner. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds. You should understand the sections titled "The Trust--Investment Risks--Open End Funds, --Closed-End Funds and --Exchange Traded Portfolios" before you invest.

          The trust is exposed to convertible securities through its investment in underlying funds in the trust. The market value of convertible securities tend to decline as interest rates increase, and conversely, to increase as interest rates decline. The credit standing of the company and other factors also may have an effect on the convertible security's investment value. You should understand the section titled "The Trust--Investment Risks--Convertible Securities" before you invest.

          Certain funds in the trust may write options on their assets. The use of options may require a fund to purchase or sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation a fund can realize on an investment, or may cause a fund to hold a security it might otherwise sell. To the extent a fund purchases options pursuant to a hedging strategy, the fund could lose its entire investment in the option. You should understand the section titled "The Trust-- Investment Risks--Options" before you invest.

          The trust may be exposed to the risks of short sales through its investment in the underlying funds in the trust. A fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security increases between the date of the short sale and the date the fund replaces the security. You should understand the section titled "The Trust--Investment Risks--Short Sales" before you invest.

          The trust's performance might not sufficiently correspond to the hypothetical performance of the trust's strategy. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. You should understand the section titled "The Trust--Investment Risks--Strategy Correlation Risk" before you invest.

FEE TABLE

          The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                           Percentage
                                                            of Public    Amount Per
                                                            Offering        $1,000
Investor Fees                                                Price (5)     Invested
--------------------------------------------------------------------------------------
Initial sales fee paid on purchase (1)                           1.00%       $10.00
Deferred sales fee (2)                                           1.45          14.50
Creation and development fee (3)                                  .50           5.00
                                                          -------------  -------------
Maximum sales fees (including creation
and development fee)                                             2.95%       $29.50
                                                          =============  =============
Estimated organization costs (4)
(amount per 100 units paid by the trust at the end of the
initial offering period or after six months, at the
discretion of the sponsor)                                     $8.00
                                                          =============
                                                          Approximate
Annual Fund                                               % of Public
Operating                                                   Offering     Amount Per
Expenses                                                     Price (5)    100 Units
--------------------------------------------------------------------------------------
Trustee's fee                                                  .1090%          $1.09
Sponsor's supervisory fee                                      .0300            .300
Evaluator's fee                                                .0350            .350
Bookkeeping and administrative fee                             .0350            .350
Estimated other trust operating expenses (6)                      --             --
                                                          ------------  --------------
Total                                                             --%           $--
                                                          ============  ==============

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $.145 per unit and is deducted in monthly installments of $___ per unit on the last business day of ___ 2010 and ___ 2010 and $___ on the last business day of ___ 2010. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.70% of a unitholder's initial investment.


(4) Organization costs include the portfolio consulting fee paid to AmericaFirst for its assistance with the trust portfolio.

(5) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(6) The estimated trust operating expenses are based upon an estimated trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to AmericaFirst for the use of intellectual property owned by AmericaFirst, but do not include brokerage costs and other transactional fees but includes global custody charges.


EXAMPLE

          This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example the sponsor assumes that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

        1 year

        3 years

        5 years

        10 years

          This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales fee of __%.

    The AmericaFirst Absolute Return Portfolio, Series 3
    Millington Unit Investment Trust, Series 2
    Portfolio
    As of the trust inception date, ____, 2009


                                                             Percentage
Number                                                       of Aggregate  Market     Cost of
   of                                          Redemption      Offering   Value per Securities to
Shares        Issuer(1)     Rating(2)          Provisions(3)     Price    Share(4)  Trust(4)(5)
-------------------------------------------------------------------------------------------------



                                                             Percentage
Number                                                       of Aggregate  Market     Cost of
   of                                          Redemption      Offering   Value per Securities to
Shares        Issuer(1)     Rating(2)          Provisions(3)     Price    Share(4)  Trust(4)(5)
-------------------------------------------------------------------------------------------------

                                                             ===========            ==============



Notes to Portfolio

(1) Shown under this heading is the stated dividend rate of each of the securities, expressed as an annual dollar amount or as a percentage of par on stated value and scheduled maturity date of each security, if any. Each security was originally issued with a par or stated value per share equal to either $25 or $100. Securities are represented by contracts to purchase securities.

(2) All ratings are by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. unless otherwise indicated. "#" indicates that the rating of the security is by Moody's Investor Service, Inc. "NR" indicates that the rating service did not provide a rating for that security. For a brief description of the ratings see "Description of Security Ratings" in the Information Supplement.

(3) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the public offering price of the units when acquired. Distributions to unitholders will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(4) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. The Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(5) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $___ and ($___), respectively.

(6) This is a security issued by a foreign company that trades on a U.S. securities exchange.


THE TRUST

INVESTMENT STRATEGY

          The trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The trust may include foreign and domestic common stocks, preferred securities, mutual funds, closed-end funds and other exchange-traded instruments. The trust strategy was developed by AmericaFirst Capital Management, LLC.

Portfolio Selection Strategy (the "Strategy")

          To select the trust's portfolio, as of ___ days prior to the Inception Date, the sponsor begins with a pool of twenty-five indices and one market neutral fund (collectively referred to as the "indices"), each representative of a specific asset class or the inverse of an asset class. The sponsor then selects five indices by applying the following process:

     o Starting with the full pool of indices, the sponsor first eliminates each index whose collective 3-, 6-, 9-and 12-month "Relative Strength" is less than that of the Standard & Poor's 500 Index. Relative Strength is calculated by dividing the price performance of each security in an index by the price performance of the index over the same period.

     o Second, the sponsor eliminates any index whose current price is less than its 50-day average price.

     o From the remaining indices, the sponsor selects the five with the lowest collective 3-, 6- and 9-month "Price Momentum."


          If the above process identifies fewer than five indices, the sponsor will select additional indices by including those with the highest "Long and Short-Term Price Momentum" relative to that of the Standard & Poor's 500 Index. Long-Term Price Momentum is the one year change in an index's value. Short-Term Price Momentum is the sum of the forty-four day price change and the sixty-six day price change. If more than one index representing the inverse of an asset class is selected, the lower ranked inverse indices are eliminated and replaced with the non-inverse indices with the next highest Long and Short-Term Price Momentum.

          Once the five indices have been selected, their corresponding asset classes are identified and specific portfolio securities are selected from each of the representative asset classes through a proprietary strategy unique to each asset class. Initially, each asset class is weighted equally in the trust portfolio and consequently, each portfolio security is not necessarily weighted equally in the trust portfolio.

The trust includes the following five classes of assets:
_________________________.

          While the trust has a term of approximately thirteen months, it is designed as part of a long-term investment strategy to be followed on an annual basis. As part of the strategy, the sponsor currently intends to offer a subsequent series of the trust for a rollover investment when the current trust terminates for a discounted sales fee. For more information see "Reducing Your Sales Fee -- Rollover/Exchange Option" and "Rollover Option". There will be costs associated with a rollover investment. For more information see "Fee Table -- Example". This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years.

          Please note that the sponsor applied the strategy to select the portfolio at a particular time. If additional units of the trust are created after the trust's inception date, the trust will purchase the securities currently included in the trust. This is true even if a later application of the strategy would have resulted in the selection of different securities.

HOW TO BUY UNITS

          You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www. millingtonsecurities.com. The public offering price of units includes:

     o    the net asset value per unit plus

     o    organization costs plus

     o    the sales fee.


          The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The sponsor often refers to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders. Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust.

          Value of the Securities. The sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. In some cases the sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. The sponsor will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

          The sponsor determined the initial prices of the securities shown under "Portfolio" for the applicable trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

          Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.

          Transactional Sales Fee. You pay a fee in connection with purchasing units. This fee is referred to as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

          The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee should be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described in the "Fee Table" for the trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units. Because the deferred sales fee and creation and development fee are fixed dollar amounts per unit, the actual fees will exceed the percentages shown in the "Fee Table" if the public offering price per unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the public offering price per unit exceeds $10. In no event will the total sales fee exceed 2.95% of the public offering price per unit.

          Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales fee percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee, your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed your sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust. The "Fee Table" shows the sales fee calculation at a $10 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10. If the public offering price per unit fell to $6, the maximum sales fee would be $.1770 (2.95% of the public offering price per unit), which consists of an initial sales fee of -$.0180, a deferred sales fee of $.145 and a creation and development fee of $0.05. If the public offering price per unit rose to $14, the maximum sales fee would be $.4130 (2.95% of the public offering price per unit), consisting of an initial sales fee of $.2180, a deferred sales fee of $.145 and the creation and development fee of $0.05. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

          Reducing Your Sales Fee. The sponsor offers a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, the sponsor will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Large Purchases. You can reduce your sales fee by increasing the size of your investment:

Transaction Amount    Sales Fee
-------------------   ---------
Less than $100,000      2.95%
$100,000 -$249,999      2.70
$250,000 -$499,999      2.45
$500,000 -$999,999      2.20
$1,000,000 or more      1.95


          The sponsor applies these fees as a percent of the public offering price per unit at the time of purchase. The sponsor also applies the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is % of your public offering price per unit.

          You may aggregate unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. You can also include these orders as your own for purposes of this aggregation:

     o orders submitted by your spouse or minor children living in the same household and

     o orders submitted by your trustee or other fiduciary purchasing units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account.


The discounts described above apply during the initial offering period.

          Fee Accounts. The sponsor waives the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these fee-based accounts, your financial advisor must purchase units designated with one of the fee account CUSIP numbers, if available. Please contact your financial advisor for more information. Fee account purchases are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor.

          This discount applies only during the initial offering period. Certain fee account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. The sponsor reserves the right to limit or deny purchases of units in fee accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

          Employees. The sponsor waives the transactional sales fee for purchases made by officers, directors and employees of the sponsor and its affiliates and their family members (spouses, children and parents). These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee.

          The sponsor also waives a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession.

These discounts apply during the initial offering period and in the secondary market.

          Rollover/Exchange Option. The sponsor waives a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any of the sponsor's other unit trusts. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with (1) termination proceeds from an unaffiliated unit trust or (2) redemption proceeds from an unaffiliated unit trust if such trust is scheduled to terminate within 30 days of the redemption. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00 %. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.


          Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. This discount applies only during the initial offering period.

          Dividend Reinvestment Plan. The sponsor does not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies during the initial offering period and in the secondary market. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, the sponsor will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

          Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

          You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of your trust. Unit prices are available daily on the internet at www.millingtonsecurities.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

          Selling Units. The sponsor may maintain a secondary market for units. This means that if you want to sell your units, the sponsor may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. The sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The sponsor may discontinue the secondary market at any time without notice. Even if the sponsor does not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

          Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

          If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

          To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

          Exchange Option. You may be able to exchange your units for units of the sponsor's unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. The sponsor may discontinue this option at any time upon sixty days notice.

          Rollover Option. The trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, the sponsor currently intends to offer a subsequent series of the trust for a rollover when the current trust terminates however it is possible that a future run of the trust strategy may produce results which could make the offering of a subsequent series of the trust impossible at trust termination. You must therefore be aware that a future series of the trust may not available for a rollover investment. When the trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution.

          If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

          The sponsor intends to make subsequent trust series available for sale at various times during the year. Of course, the sponsor cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trust will offer the same investment strategy or objectives as the current trust. The sponsor cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust's procedures. The sponsor may, in its sole discretion, modify a rollover or stop creating units of the trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. The sponsor may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS

          Distributions. Your trust generally pays distributions of its net investment income (pro-rated on an annual basis) along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" for the trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

          When the trust receives dividends from a portfolio security, the trust credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's monthly income distribution is equal to one-twelfth of the estimated net annual dividends to be received by the trust after deduction of trust operating expenses. Because income payments are not received by the trust at a constant rate throughout the year, such distributions to unitholders may be more or less than the amount credited to the trust's income account as of the record date. For the purpose of minimizing fluctuation in the distributions from the trust's income account, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee shall be reimbursed, without interest, for any such advances from funds in the trust's income account on the ensuing record date.

          Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS

          All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The sponsor cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

          Market risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by the trust.


          Even though the sponsor carefully supervises your portfolio, you should remember that it does not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

          Current economic conditions risk. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

          Preferred securities risk. Your trust may invest in preferred securities.

          Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

          Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

          In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Trust preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the trust's termination.


          High-yield securities risk. The trust invests in high-yield securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because an increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

          High-yield or "junk" securities, the general names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

          The market for high-yield securities is generally smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

          Interest rate risk. Interest rate risk is the risk that securities in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

          Credit and dividend payment risk. Credit risk is the risk that an issuer of a security in your trust is unable or unwilling to make dividend and/or principal payments. Trust preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

          Call risk. Call risk is the risk that securities can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by your trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the trust. The dates and prices upon which the securities are first subject to optional calls are provided in "The Trust Portfolio." The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from your trust prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

          Security quality risk. Security quality risk is the risk that a reduction in a securities rating may decrease its value and the value of your investment in the trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities. Certain securities held by the trust may not be rated by one or more of the credit agencies. As a result, it may be difficult to assess the credit quality of such securities.

          Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic new downturn.

          Foreign securities risk. Your trust may invest in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.


          Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

          Strategy correlation risk. Strategy correlation risk is the risk that the trust's performance will not sufficiently correspond with the hypothetical performance of the trust's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy securities with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the trust may be created at various times during the year and generally has a 13-month term,

     o    a trust may not be fully invested at all times, and

     o    trust fees and expenses.


          Index correlation risk. Index correlation risk is the risk that the performance of an underlying fund in the trust will vary from the actual performance of the fund's target index, if any, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Certain funds may use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

          Closed-End Funds. The trust may in invest in closed-end funds. Closed-end funds are a type of investment company that hold an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange. Although some closed-end fund shares are not listed on a securities exchange, the funds in the trust all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

          Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. The trust and the underlying funds have operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

          The closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

          Certain of the funds in the trust may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.

          Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Trust Administration."

          Open-End Funds. The trust may invest in non-exchange-traded open-end funds. Open-end funds are a type of investment company that hold an actively managed portfolio of securities. An open-end fund's share price is calculated by determining its net asset value. The net asset value is the current market value of a fund's holdings, less the fund's liabilities, usually expressed as a per-share amount. For most funds, the net asset value is determined daily, after the close of trading on some specified financial exchange, but some funds update their net asset value multiple times during the trading day. Open-end funds do not have restrictions on the amount of shares the fund will issue. If demand for a fund is high enough, the fund will generally continue to issue shares no matter how many investors there are, however, if a fund's investment manager determines that a fund's total assets have become too large to effectively execute its stated objective, the fund may be closed to new investors and, in extreme cases, be closed to new investment by existing fund investors. Open-end funds also redeem their shares when investors wish to sell.

          Open-end funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors' perceptions regarding open-end funds or their underlying investment change. The trust and the underlying funds have operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

          Certain of the funds in the trust may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.

          Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Trust Administration."

Under laws and regulations applicable to the trust, an underlying fund in the trust that is an investment company registered under the Investment Company Act of 1940 is not obligated to allow the trust to redeem shares in an amount exceeding one percent of such fund's total outstanding securities during any period of less than thirty days. Because the sponsor anticipates that the trust will conduct all transactions in shares of any closed-end funds and Exchange Traded Portfolios on a securities exchange, this issue is anticipated to apply only to any non-exchange-traded open-end funds held in the trust. Accordingly, if the trust owns shares of such a fund in an amount exceeding such percentage, this restriction could affect the trust's ability to liquidate shares of such a fund.

          Exchange Traded Portfolios. The trust may invest in shares of exchange-traded portfolios. Exchange Traded Portfolios are investment pools that hold other securities, physical commodities, futures contracts or other assets. The Exchange Traded Portfolios in the trust, if any, are passively-managed funds that seek to replicate the performance or composition of a recognized securities index or which hold physical commodities, futures contracts or other assets. The Exchange Traded Portfolios held by the trust may include open-end funds and unit investment trusts registered under the Investment Company Act of 1940, commodity pools and investment funds that invest in physical commodities, in each case, that issue shares that are approved for listing and trading on a national securities exchange. We exclude from the definition of Exchange Traded Portfolios, closed-end funds, funds or pools that are treated as publicly traded partnerships for federal income tax purposes, Holding Company Depositary Receipts and exchange-traded notes. Unlike typical open-end funds or unit investment trusts, Exchange Traded Portfolios generally do not sell or redeem their individual shares at net asset value. Exchange Traded Portfolios generally sell and redeem shares in large blocks, often known as creation units, however, the sponsor does not purchase, sell or redeem Exchange Traded Portfolio shares in this manner. In addition, securities exchanges list Exchange Traded Portfolio shares for trading, which allows investors to purchase and sell individual Exchange Traded Portfolio shares among themselves at market prices throughout the day. The trust will purchase and sell Exchange Traded Portfolio shares on these securities exchanges. Exchange Traded Portfolios therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

          Exchange Traded Portfolios can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors, industries, specific countries or regions of the world, physical commodities and asset classes. The securities comprising Exchange Traded Portfolios may be common equity securities, fixed income securities. physical commodities or futures contracts. Each Exchange Traded Portfolio contains a number of equity securities. In general, equity Exchange Traded Portfolios contain anywhere from fewer than 20 equity securities up to more than 1,000 equity securities. As a result, investors in Exchange Traded Portfolios (and investors in the trust) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of Exchange Traded Portfolios is generally highly correlated with the indices or sectors which they are designed to track.

          Shares of Exchange Traded Portfolios frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Exchange Traded Portfolios are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors' perceptions regarding Exchange Traded Portfolios or their underlying investment change. The trust and the underlying funds have operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

          Certain of the funds in the trust may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.

          Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Trust Administration."

          Inverse Funds. An inverse fund, sometimes referred to as a "bear fund" or "short fund," is a special type of index fund that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse fund is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse funds can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse funds may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

          Investing in inverse funds involves certain risks, which may include increased volatility due to the funds' possible use of short sales of securities and derivatives such as options and futures. Inverse funds are subject to active trading risks that may increase volatility and impact the funds' ability to achieve their investment objectives. The use of leverage by a fund increases the risk to the fund. The more a fund invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments.

          Most inverse funds "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, the performance of these funds over longer periods of time can differ significantly from the performance (or inverse of the performance) of the fund's underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse funds typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

          Sector Concentrations. Your trust may invest significantly in certain sectors. Any negative impact on the related sector will have a greater impact on the value of units than on a portfolio diversified over several sectors. You should understand the risks of these sectors before you invest.

          Basic Materials Issuers. The trust or underlying funds in the trust may invest in securities of basic materials companies. General risks of the basic materials sector include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

          Consumer Product and Retail Issuers. The trust or underlying funds in the trust may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

          Energy Issuers. The trust or underlying funds in the trust may invest significantly in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile.

          OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels.

          Financials Issuers. The trust or underlying funds in the trust may invest significantly in financial companies. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; decreases in the availability of capital; decreases in the availability of capital; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

          Recent negative developments relating to the subprime mortgage market have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

          Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally. Companies involved in the insurance sector are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

          Health Care Issuers. The trust or underlying funds in the trust may invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services. Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock. Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

          Industrials Issuers. The trust or underlying funds in the trust may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

          Real Estate Investment Trusts ("REITs"). The trust or underlying funds in the trust may invest significantly in REITs. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs and their future earnings and share prices. Risks associated with the direct ownership of real estate include, among other factors:

     o    general U.S. and global as well as local economic conditions;

     o    decline in real estate values;

     o    the financial health of tenants;

     o    overbuilding and increased competition for tenants;

     o    oversupply of properties for sale;

     o    changing demographics;

     o    changes in interest rates, tax rates and other operating expenses;

     o    changes in government regulations;

     o    changes in zoning laws;

     o the ability of the owner to provide adequate management, maintenance and insurance;

     o    faulty construction and the ongoing need for capital improvements;

     o    the cost of complying with the Americans with Disabilities Act;

     o regulatory and judicial requirements, including relating to liability for environmental hazards;

     o    natural or man-made disasters;

     o changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties;

     o    changes in neighborhood values and buyer demand; and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.


          Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if the trust acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

          Technology Issuers. The trust or underlying funds in the trust may invest significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your units at a price equal to or greater than what you paid.

          Telecommunications Issuers. The trust or underlying funds in the trust may invest significantly in telecommunications companies. Because your trust may also hold securities of issuers in the telecommunications industry, the value of the units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. The products and services of telecommunications companies may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. These factors could affect the value of units. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products and may have higher costs, including liabilities associated with the medical, pension and post retirement expenses of their workforce, than their competitors. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

          In 2002, several high-profile bankruptcies of large telecommunications companies illustrated the potentially unstable condition of the telecommunications industry. High debt loads that were accumulated during the industry growth spurt of the 1990s caught up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services remains weak, as several key markets are oversaturated and many customers can choose between several service providers and technology platforms. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Moreover, some companies have begun the process of emerging from bankruptcy and may have reduced levels of debt and other competitive advantages over other telecommunications companies. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

          In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by the trust. Moreover, the recent rapid consolidation in this industry could create integration expenses and delay, and consequent management diversion of attention away from ongoing operations and related risks, among other factors, could result in the failure of these companies to realize expected cost savings or synergies.

          Utilities Issuers. The trust or the underlying funds in the trust may invest significantly in utilities companies. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of unusual, unexpected or normal local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.


          Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the trust.

          Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including the FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

          Commodity Risk. The trust may be exposed to commodities through its investment in underlying funds in the trust. A commodity is a basic good used in commerce that is interchangeable with other commodities of the same type and which is supplied without qualitative differentiation across a given market. Commodities are most often used as inputs in the production of other goods or services. The quality of a given commodity may differ slightly, but it is essentially uniform across producers. Well established physical commodities have actively traded spot and derivative markets. Generally, these are basic resources and agricultural products such as iron ore, crude oil, coal, ethanol, sugar, soybeans, aluminum, rice, wheat, gold and silver. Commodities prices are highly volatile and are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, direct government intervention, such as embargos, and supply disruptions in major producing or consuming regions. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference assets or their components and, as a result, the market value of the funds in the trust.

          Gold Investments. Through its investment in underlying funds in the trust, the trust may be subject to increased risks associated with an investment in gold. For example, an investment in the trust may be adversely affected by competition from other methods of investing in gold. The funds in the trust compete with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the funds. Crises may motivate large-scale sales of gold which could decrease the price of gold and adversely affect an investment in the funds in the trust. The possibility of large-scale distress sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect an investment in the funds in the trust. Crises in the future may impair gold's price performance which would, in turn, adversely affect an investment in the funds in the trust. Substantial sales of gold by the official sector could adversely affect an investment in the funds in the trust.

          The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold over the past 10 years, with the result that the official sector, taken as a whole, has been a net supplier to the open market. Since 1999, most sales have been made in a coordinated manner under the terms of the Central Bank Gold Agreement, under which 15 of the world's major central banks (including the European Central Bank) agreed to limit the level of their gold sales and lending to the market. It is possible that the agreement may not be renewed when it expires in September 2009. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline significantly, which would adversely affect an investment in the funds in the trust.

          Futures Risk. The trust may be exposed to futures through its investment in underlying funds in the trust. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. There are significant risks associated with an investment in futures contracts and related options, including: (1) the success of a hedging strategy may depend on the ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (2) there may be an imperfect or no correlation between the changes in market value of the securities held by a fund and the prices of futures and options on futures; (3) there may not be a liquid secondary market for a futures contract or option; (4) trading restrictions or limitations may be imposed by an exchange; and (5) government regulations may restrict trading in futures contracts and options on futures. In addition, some strategies reduce a fund's exposure to price fluctuations, while others tend to increase its market exposure. An investment in the futures market may expose an investment to the risks associated with an investment in commodities, currencies and the financial markets. An investment in the futures market may be affected by variables such as weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. In addition, an investment in futures generally involves an investment in the global economy and subjects investors to the correlative risks of international investment.

          Treasury Inflation-Protected Securities ("TIPS"). Certain funds in the trust may invest in TIPS. TIPS are direct obligations of the United States which are backed by the full faith and credit of the United States. TIPS are marketable securities whose principal is adjusted by changes in the CPI. With inflation (a rise in the index), the principal increases and with a deflation (a drop in the index), the principal decreases. The relationship between TIPS and the CPI affects both the sum that holders are paid when the TIPS mature and the amount of interest that a TIPS pays. TIPS pay interest at a fixed rate. Because the rate is applied to the adjusted principal, however, interest payments can vary in amount from one period to the next. If inflation occurs, the interest payment increases. In the event of deflation, the interest payment decreases. Inflation-indexed investments tend to react to changes in "real" interest rates. Real interest rates represent "nominal" or stated interest rates reduced by the inflation rate. For example, if a bond is yielding 5% and inflation is 2%, the real interest rate is 3%. In general, the price of an inflation-indexed bond can fall when real interest rates rise and can rise when real interest rates fall. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, potentially leading to an increase in value of inflation-indexed securities. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed securities.

          The value of TIPS will also be adversely affected by decreases in bond prices. Certain TIPS may have been purchased at prices less than their par value at maturity, indicating a market discount. Other TIPS may have been purchased at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of TIPS purchased at a market discount is generally lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of TIPS purchased at a market premium is generally higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

          Short Sales. The trust may be exposed to the risks of short sales through its investment in the underlying funds in the trust. A short sale may be effected when a fund's investment adviser believes that the price of a security will decline, and involves the sale of securities that the fund does not own, in the hope of purchasing the same securities at a later date at a lower price. A fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security increases between the date of the short sale and the date the fund replaces the security. A fund may be unable to repurchase the borrowed security at a particular time or at an acceptable price.

          Emerging Market Risk. The trust may be exposed to securities issued by entities located in emerging markets through its investment in securities and in underlying funds in the trust. Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

          Small-cap and Micro-cap Companies. The trust or the underlying funds in the trust may invest in securities issued by small companies. Securities prices of these small-cap and micro-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

          Options. Certain funds in the trust may write options on their assets. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller of the option the obligation to sell, the underlying security, index or other instrument at the exercise price. A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the seller the obligation to buy, the underlying security, index, or other instrument at the exercise price. When a fund writes a covered call option, the fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. When the fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the fund's potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the fund risks a loss equal to the entire value of the stock.

          Certain funds are authorized to purchase and sell exchange-listed options and over-the-counter options. Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation, which guarantees the performance of the obligations of the parties to such options. In addition, a fund may purchase instruments structured by broker-dealers or investment banks that package or possess economic characteristics of options. A fund's ability to close out its position as a purchaser or seller of an over-the-counter or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. A fund's ability to utilize options successfully will depend on the ability of the fund's investment adviser to predict pertinent market movements, which cannot be assured.

          A fund's availability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. Unless the parties provide for it, there is no central clearing or guaranty function in an over-the-counter option. As a result, if the counterparty fails to make or take delivery of the security or other instrument underlying an over-the-counter option it has entered into with a fund or fails to make a cash settlement payment due in accordance with the terms of that option, the fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, a fund's investment adviser must assess the creditworthiness of each such counterparty or any guarantor or credit enhancement of the counterparty's credit to determine the likelihood that the terms of the over-the-counter option will be satisfied.

          A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the fund seeks to close out an option position. If trading were discontinued, the secondary market on that exchange (or in that class of series of options) would cease to exist.

          If the fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets.

          Options are marked to market daily and their value will be affected by changes in the value of and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options' expiration. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the fund's capital appreciation potential on the underlying security.

          To the extent that the fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by the fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater that the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the fund might be unable to exercise an option it had purchased. If the fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

          Derivatives. In addition to writing covered call options and purchasing put options, the risks of which are described above, certain funds in the trust may invest in a variety of derivative instruments for hedging or risk management purposes or as part of a leveraging strategy. Derivatives can be illiquid, may disproportionately increase losses and may have a potentially large negative impact on a fund's performance. Derivative transactions, including options on securities and securities indices and other transactions in which certain funds may engage (such as futures contracts and options thereon, swaps and short sales), may subject such funds to increased risk of principal loss due to unexpected movements in stock prices, changes in stock volatility levels and interest rates, and imperfect correlations between a fund's securities holdings and indices upon which the derivative transactions are based.

          Convertible Securities. Certain of the funds in the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because the potential for capital appreciation. The market value of convertible securities tend to decline as interest rates increase, and conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The credit standing of the company and other factors also may have an effect on the convertible security's investment value. Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or lower rated than such debt obligations.

          Convertible securities include debt obligations and preferred stock of the company issuing the security, which may be exchanged for a predetermined price (the conversion price) into the company's common stock. Certain convertible debt securities include a "put option," which entitles the fund to sell the security to the company before maturity at a stated price, which may represent a premium over the stated principal amount of the debt security. Conversely, many convertible securities are issued with a "call" feature that allows the security's issuer to choose when to redeem the security. If a convertible security held by the fund is called for redemption, the fund will be required to redeem the security, convert it into the underlying common stock, or sell it to a third party at a time that may be unfavorable to the fund.

          Certain funds in the trust may seek to enhance income and protect against market risk by hedging a portion of the equity risk inherent in the convertible securities purchased for the fund. This hedging is achieved by selling short some or all of the common stock issuable upon exercise of the convertible security. In a short sale, the fund borrows securities from a broker and sells the borrowed securities. The proceeds of the sale are generally used to secure the fund's obligation to the lending broker and are invested in liquid securities. If the market price of the common stock increases above the conversion price on the convertible security, the price of the convertible security will increase. The fund's increased liability on the short position would, in whole or in part, reduce this gain. If the price of the common stock declines, any decline in the price of the convertible security would offset, in whole or in part, the fund's gain on the short position. A fund may profit from this strategy by receiving interest and/or dividends on the convertible security and by adjusting the amount of equity risk that is hedged by short sales. In determining the appropriate portion of the fund's equity exposure to hedge, it may consider the general outlook for interest rates and equity markets, the availability of stock to sell short and expected returns and volatility.

          Certain funds in the trust may invest in "synthetic" convertible securities. A "synthetic" convertible instrument combines separate securities that possess the economic characteristics similar to a convertible security, i.e., fixed-income securities ("fixed-income component," which may be a convertible or non-convertible security) and the right to acquire equity securities ("convertible component"). The fixed-income component is achieved by investing in fixed-income securities, including bonds, preferred stocks and money market instruments. The convertible component is achieved by investing in warrants or options to buy common stock at a certain exercise price, or options on a stock index. In establishing a synthetic convertible instrument, the fund may also pool a basket of fixed-income securities and a basket of warrants or options that produce the economic characteristics similar to a convertible security. Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.

          Certain funds in the trust may also purchase synthetic convertible instruments created by other parties, typically investment banks, including convertible structured notes. Convertible structured notes are fixed-income debentures linked to equity. Convertible structured notes have the attributes of a convertible security; however, the investment bank that issued the convertible note assumes the credit risk associated with the investment, rather than the issuer of the underlying common stock into which the note is convertible. Purchasing synthetic convertible instruments may offer more flexibility than purchasing a convertible security. The value of a synthetic convertible instrument will respond differently to market fluctuations than a convertible security because a synthetic convertible instrument is composed of two or more separate securities, each with its own market value. In addition, if the value of the underlying common stock or the level of the index involved in the convertible component falls below the exercise price of the warrant or option, the warrant or option may lose all value.

          Rule 144A Securities. Certain securities in which certain funds in the trust may invest, such as convertible and debt securities, typically are purchased in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 144A under that act. Rule 144A securities may only be sold to qualified institutional buyers, such as a fund. Any resale of these securities must generally be effected through a sale that is registered under the Securities Act of 1933 or otherwise exempted or excepted from such registration requirements. Under the supervision of the fund's board of trustees, the fund's investment adviser will determine whether Rule 144A securities are illiquid. Typically, a fund purchases Rule 144A securities only if the fund's investment adviser has determined them to be liquid. If any Rule 144A security held by a fund should become illiquid, the value of the security may be reduced and a sale of the security may be more difficult.

          Legislation or Litigation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

          Liquidity risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

          No FDIC Guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

DISTRIBUTION OF UNITS

          The sponsor sells units to the public through broker-dealers and other firms. The sponsor pays part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:


                           Concession or
Transaction Amount       Agency Commission
--------------------     -----------------
 Less than $100,000           2.25%
 $100,000 -$249,999           2.00
 $250,000 -$499,999           1.75
 $500,000 -$999,999           1.50
 $1,000,000 or more           1.25


          The sponsor applies these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The sponsor also applies the different levels on a unit basis using a $10 unit equivalent. The broker-dealer concession or agency commission is 80% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 1.05% of the public offering price per unit. No distribution fee is paid to broker-dealers or other selling firms in connection with unit sales in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

          Broker-dealers and other firms that sell units of all Millington Unit Investment Trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus. The additional concession is based on total initial offering period sales of all Millington Unit Investment Trusts during a calendar quarter as set forth in the following table:

    Initial Offering Period Sales
Volume During Calendar Quarter                Volume Concession
----------------------------------------      -----------------
           Less than $5,000,000                     .000%
           $5,000,000 -$10,000,000                  .050
           $10,000,000 -$25,000,000                 .075
           $25,000,000 -$50,000,000                 .100
           $50,000,000 -$100,000,000                .125
           $100,000,000 -$1,000,000,000             .150
           $1,000,000,000 or more                   .175

          This volume concession will be paid on units of all eligible Millington Unit Investment Trusts sold in the initial offering period. For a trust to be eligible for this additional compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional compensation; the trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $5.0 million in units during a calendar quarter. For example, if a firm sells $4.5 million in units in the initial offering period during a calendar quarter, the firm will not receive any additional compensation. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales during the applicable quarter. For example, if a firm sells $7.5 million of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of .050% of $7.5 million and if a firm sells $12.5 million of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.75% of $12.5 million. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

          Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

          The sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell units of this trust and the sponsor's other products. This compensation is intended to result in additional sales of the sponsor's products and/or compensate broker-dealers and financial advisers for past sales. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the the sponsor's products. These arrangements will not change the price you pay for your units.

          The sponsor generally registers units for sale in various states in the U.S. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The sponsor may reject any order for units in whole or in part.

          The sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" for the trust.

TRUST ADMINISTRATION

          Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. The sponsor created the trust under a trust agreement between Millington Securities, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, the sponsor deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to the sponsor. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

          Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, the sponsor designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect the trust,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o    as permitted by the trust agreement.


          When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to your trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

          The sponsor will increase the size of your trust as it sells units. When the sponsor creates additional units, it will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the sponsor creates units and the time your trust buys the securities. When your trust buys or sells securities, the sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

          The trust agreement requires the trustee to vote all shares of the funds held in the trust in the same manner and ratio on all proposals as the owners of such shares not held by the trust. The sponsor will instruct the trustee how to vote the stocks held in the trust. The trustee will vote the stocks in the same general proportion as shares held by other shareholders if the sponsor fails to provide instructions.

          Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). The sponsor cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

          Termination of Your Trust. Your trust will terminate on the termination date set forth under "Essential Information" for the trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, the sponsor will refund any sales fee that you paid.

          The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

          The Sponsor. The sponsor of the trust is Millington Securities, Inc. Millington is registered under the Securities Exchange Act of 1934 as a broker-dealer. Millington is organized as a corporation under the laws of the State of Illinois. Millington is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Millington is 222 S. Mill St., Naperville, IL 60540. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace it, continue to operate your trust without a sponsor, or terminate your trust.

          The sponsor and your trust have adopted a code of ethics requiring their employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

          Portfolio Consultant. AmericaFirst Capital Management, LLC has been selected by the sponsor to serve as the portfolio consultant for the trust. As portfolio consultant, AmericaFirst will assist the sponsor with the selection of the trust's portfolio. For its service as portfolio consultant, AmericaFirst will be paid by the trust a fee of .20% of the average net assets of the trust at the close of the initial offering period. AmericaFirst will also provide advice to the sponsor to help the sponsor provide portfolio supervisory services to the trust. The sponsor will pay some or all of its supervisory fee to AmericaFirst. While the sponsor is responsible for supervising the trust's portfolio, neither the sponsor nor the portfolio consultant manage the trust.

          The portfolio consultant is not an affiliate of the sponsor. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your trust. This may have an adverse effect on the prices of the securities included in your trust. This also may have an impact on the price your trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your trust. The portfolio consultant's research department may receive compensation based on commissions generated by research and/or sales of units.

          You should note that the selection criteria was applied to the securities for inclusion in your trust prior to the Inception Date. After this time, the securities included in your trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, the sponsor will generally not remove the security from your trust. In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, taken as a whole, which are represented by the units.

          The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

TAXES

          This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

          This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, the sponsor's counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

          As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

          Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

          Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

          Dividends Received Deduction. A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

          Sale or Redemption of Shares. If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your shares.

          Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011.

          Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

          Ordinary income dividends received by an individual shareholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

          Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

          Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

          Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

          Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met.

EXPENSES

          Your trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

          The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

          Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse Millington as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. The sponsor's reimbursements may exceed the costs of the services it provides to your trust but will not exceed the costs of services provided to all of its unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

          The trust will also bear the expenses of the underlying funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses in the "Fee Table" to illustrate the impact of these expenses.

          Your trust will also pay its general operating expenses, including licensing fees. The trust will pay a licensing fee to AmericaFirst for its use of trademarks, trade names or other intellectual property owned by AmericaFirst. The annual licensing fee received by AmericaFirst is equal to ..08% of the average net assets of the trust.

          Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

EXPERTS

          Legal Matters. Chapman and Cutler LLP acts as counsel for the trust. ___________________ acts as counsel for the trustee.

          Independent Registered Public Accounting Firm. __________, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

          This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


Report of Independent Registered Public Accounting Firm

Unitholders
Millington Unit Investment Trusts, Series 2

          We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages __, __ and __ of this prospectus, of Millington Unit Investment Trusts, Series 2, as of _____, 2009, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

          We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _____, 2009. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

          In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Unit Investment Trusts, Series 2 as of _____, 2009, in conformity with accounting principles generally accepted in the United States of America.


                               __________________

Chicago, Illinois
_______, 2009

Millington Unit Investment Trusts, Series 2
Statement of Financial Condition as of ______, 2009
Investment in securities
Contracts to purchase underlying securities (1)(2)                                              $
                                                                                                -------
     Total                                                                                      $
                                                                                                -------
Liabilities and interest of investors
Liabilities:
          Organization costs (3)                                                                $
          Deferred sales fee (4)
          Creation and development fee (4)
                                                                                                -------
     Total
                                                                                                -------
Interest of investors:
     Cost to investors (5)                                                                      $
     Less: initial sales fee (4)(5)
     Less deferred sales fee, creation and development fee and organization costs (3)(4)(5)
                                                                                                -------
          Net interest of investors
                                                                                                -------
          Total                                                                                 $
                                                                                                -------
Number of units
                                                                                                -------
Net asset value per unit                                                                        $
                                                                                                =======

(1) Aggregated cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $_____) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.05 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $.145 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


              The AmericaFirst Absolute Return Portfolio, Series 3

                  Millington Unit Investment Trusts, Series 2

Millington Securities, INC.                      AmericaFirst Capital Management

                                   PROSPECTUS

                                  ______, 2009

          CONTENTS
The AmericaFirst Absolute
Return Portfolio                   2
Investment Objective               2
Principal Investment Strategy      2
Principal Risks                    3
Essential Information              3
Fee and Expenses                   6
Portfolio                          8
The Trust                         11
How to Buy Units                  12
How to Sell Your Units            16
Distributions                     18
Investment Risks                  18
Distribution of Units             37
Trust Administration              39
Taxes                             41
Expenses                          43
Experts                           44
Additional Information            44
Report of Independent Registered
Public Accounting Firm            45
Statements of Financial Condition 46

Visit us on the Internet http://www._______.com

By e-mail
__________.com

Call Millington Securities, Inc.
________________

Call The Bank of New York Mellon
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):


E-mail: publicinfo@sec.gov
Write:  Public Reference Section
        Washington, D.C. 20549
Visit:  http://www.sec.gov
        (EDGAR Database)
Call:   1-202-551-8090 (only for information
        on the operation of the Public
        Reference Section)


Millington Unit Investment Trusts, Series 2
Securities Act file number: 333-_______ Investment Company Act file number:
811-22337


                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1 Form of Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.1.1 Form of Standard Terms and Conditions of Trust. Reference is made to Exhibit A(1)(b) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.2 Certificate of Incorporation of Millington Securities, Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.3 Bylaws of Millington Securities, Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

2.1 Form of Copy of Certificate of Ownership. (Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

2.2 Form of Code of Ethics. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1   Consent of evaluator (to be filed by amendment).

4.2   Consent of independent auditors (to be filed by amendment).

6.1 List of Officers of Millington Securities, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Millington Unit Investment Trusts, Series 2 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 9th day of October, 2009.

                                    MILLINGTON UNIT INVESTMENT TRUSTS, SERIES 2

                                    By MILLINGTON SECURITIES, INC., DEPOSITOR


                                    By /s/ CHARLES G. MILLINGTON
                                       ---------------------------------------
                                       Charles G. Millington
                                       President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 9, 2009 by the following persons in the capacities indicated:



          /s/CHARLES G. MILLINGTON
   ---------------------------------------
            Charles G. Millington
   Director of Millington Securities, Inc.